Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at January 31, 2013.

As at January 31, 2013
(in millions of Canadian dollars)
Subordinated Debt	4,064

Capital Trust Securities(1)
BMO Tier 1 Notes-Series A	451

Total Equity
Preferred Shares(2)	2,465
Common Shares	12,027
Contributed Surplus	214
Retained Earnings	14,068
Accumulated Other Comprehensive Income	340

Total Shareholders’ Equity	29,114

Non-controlling Interest in Subsidiaries	1,419

Total Equity	30,533

Total Capitalization	35,048

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.